Mail Stop 3561

June 1, 2007

Via Fax & U.S. Mail

Mr. David J. Fallon
Chief Financial Officer
28213 Van Dyke Avenue
Warren, Michigan 48093

> **Re:** **Noble International, Ltd.**
> **Schedule 14A Proxy Statement**
> **Filed April 4, 2007**
> **File No. 001-13581**

Dear Mr. Fallon:

We have reviewed your response letter dated May 23, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Proxy Statement filed by Noble International on May 23, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations of TBA, page 49

1. We note from your response to our prior comment 4 that you have confirmed that the differences between IFRS as adopted by the EU and IFRS as published by the IASB have no impact on the TBA audited combined financial statements. Please revise MD&A to disclose that there are no differences between IFRS as adopted by the European Union and IFRS as published by the IASB that impacted your financial statements for the various periods presented. See SEC Release 33-8567.

Pro Forma Unaudited Condensed Combined Financial Statements, page F-1

Note 4. Pro Forma Adjustments for Unaudited Pro Forma Combined Balance Sheet

Footnote (d)

2. We note from your response to our prior comment 16 that you used fifteen years as a preliminary estimate for the amortizable life of customer contracts because the nature and terms of the customer contracts acquired in the TBA transaction are similar to customer contracts acquired in the Pullman acquisition. Please tell us the current terms of the customer contracts acquired from both Pullman and TBA and explain the various factors that were considered in determining that a 15 year useful life is appropriate. Also, explain why you believe you will continue to derive benefits from these intangibles for a period of 15 years. We may have further comment upon review of your response.

Footnote (i)

3. We note from your response to our prior comment 18 that you revised footnote (i) to disclose that the current maturities of long-term debt are $21 million and the long-term portion of debt is $84 million. Please revise your disclosures to include the future maturities (by date) of the $84 million pro forma long term debt. See SEC Staff Speech by Leslie A. Overton at the 24th AICPA Conference in December 1996.

Note 5. Pro Forma Adjustments for Unaudited Pro Forma Combined Statement of Income

Footnote (j)

4. We note from your response to our prior comment 10 that you have included revenue and cost of sales amounts for the contract manufacturing agreement of the laser-welded blank and other production at two TBA facilities in Belgium and Germany. Please explain to us and in footnote (j) how the amounts reflected in

pro forma adjustment (j) were estimated and include in your response why you believe the amounts are factually supportable. Similarly, explain how the adjustment amounts presented in footnote (d) on the interim pro forma statements for the three months ended December 31, 2006 were determined or calculated.

Footnote (k)

5. We note from the disclosure in footnote (k) that this adjustment includes a $2.0 million adjustment to eliminate a goodwill impairment charge recognized by TBA for the year ended December 31, 2006. Please explain why you believe this adjustment is directly attributable to the acquisition of TBA and should therefore be included as an adjustment in the pro forma statement of operations in accordance with Rule 11-02(b)(6) of Regulation S-X. Please note that pro forma adjustments should not be made to eliminate unusual or non-recurring charges included in the historical financial statements of the acquired entity. Please advise or revise as appropriate.

6. Please explain in footnote (k) the significant assumptions used to calculate the $3.9 million adjustment for transition services expected to be received by Noble from Arcelor. Footnote (e) to the pro forma statement of operations for the three months ended March 31, 2007 should be similarly revised.

Consents of Independent Registered Accounting Firms, page F-18 and F-19

7. Please include currently dated consents of the independent registered accounting firms in the Definitive Proxy statement of Noble International Limited. Also, please ensure that the consents refer to the correct date of Proxy statement.

Noble International Ltd. Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 36

8. We note from your response to our prior comment 37 that both impairments relate to businesses which have been sold and were previously reported as discontinued operations. Please tell us why you believe that it was appropriate to record the impairment charge for the real estate and Logistics Note during 2005 rather than in the period the related business was sold or included in discontinued operations.

Notes to the Consolidated Financial Statements

Note C. Goodwill and Other Intangible Assets, page 49

9. We note from your response to our prior comment 41 that an estimated useful life of 15 years for customer contracts was determined based on the average life of an automotive platform along with the estimated likelihood of renewal of existing platforms for the customer contracts. Please explain to us how the estimated likelihood of renewal of the contracts was determined. Include in your response the current contract period for the most significant contracts.

Note F. Other Assets, page 50

10. We note from your response to our prior comment 43 that due to your 33% representation on SET's board of directors and our participation in the Services Agreement, you concluded that you exerted significant influence on the operating and financial policies of SET as of October 2006. Please tell us the nature of your representation on SET's board of directors and participation in the Services Agreement prior to the restructuring in October 2006. If the board representation rights were not revised in connection with the October 2006 recapitalization, explain why you did not previously use the equity method of accounting for your investment

Note O. Share-Based Payments and Employee Benefit Plans, page 64

11. We note from your response to our prior comment 48 that shares were granted to an employee that were subject to a two year trading restriction. In future filings, please disclose the nature of this trading restriction and the amount of shares issued that were restricted. Also, explain how this trading restriction was considered in determining the fair value of the shares subject to the trading restriction.

Form 8-K Dated December 22, 2006

12. We note from your responses to our prior comments 50, 51, and 52 that you will file a Form 8-K amendment in response to our comments. Please file the Form 8-K amendment which includes audited financial statements for Pullman-Mexico and other information and disclosures requested in our prior comment numbers 50 and 52.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief